UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

BioScrip, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09069N108

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,548,104 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,548,104 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,548,104 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.7% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Includes (a) 1,422,410 shares of common stock, $0.0001 par value per share (the “Common Shares”), (b) 12,525,694 Common Shares that could be obtained upon conversion of 625,000 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Shares”) at a purchase price per share of $100.00, (c) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A warrants to purchase Common Shares at a price of $5.17 per share (the “Class A Warrants”), and (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B warrants to purchase Common Shares at a price of $6.45 per share (the “Class B Warrants” and, together with the Class A Warrants, the “Warrants”).

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 13,500,058 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,500,058 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,500,058 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (a) 1,076,489 Common Shares, (b) 9,650,055 Common Shares that could be obtained upon conversion of 481,513 Preferred Shares, (c) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class A Warrants, and (d) 1,386,757 Common Shares that could be obtained upon conversion of 1,386,757 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,006,497 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,006,497 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,006,497 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 854,585 Common Shares, (b) 7,885,536 Common Shares that could be obtained upon conversion of 393,468 Preferred Shares, (c) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class A Warrants, and (d) 1,133,188 Common Shares that could be obtained upon conversion of 1,133,188 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,493,561 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,493,561 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,493,561 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 221,904 Common Shares, (b) 1,764,519 Common Shares that could be obtained upon conversion of 88,045 Preferred Shares, (c) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class A Warrants, and (d) 253,569 Common Shares that could be obtained upon conversion of 253,569 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,548,104 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,548,104 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,548,104 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 1,422,410 Common Shares, (b) 12,525,694 Common Shares that could be obtained upon conversion of 625,000 Preferred Shares, (c) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,548,104 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,548,104 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,548,104 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 1,422,410 Common Shares, (b) 12,525,694 Common Shares that could be obtained upon conversion of 625,000 Preferred Shares, (c) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class A Warrants, and (d) 1,800,000 Common Shares that could be obtained upon conversion of 1,800,000 Class B Warrants.

CUSIP No. 09069N108 (Common Stock)

Explanatory Note: This Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to BioScrip, Inc., a Delaware corporation (the “Issuer”), filed by the Filers (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 19, 2015 amends and supplements certain of the items set forth in the Initial 13D.

Item 2. Identity and Background.

Item 2 of the Initial 13D is amended and restated in its entirety as follows:

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

(b)	The business address of the Filers is Metro Center, 1 Station Place, 7th Floor South, Stamford, CT 06902.

(c)	The present principal occupation or employment of each of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP and CCP2, which are investment limited partnerships. CC is the General Partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Filers is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The source and amount of funds used in purchasing the Common Shares, Preferred Shares and Warrants by the Filers and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$40,922,686.00
CCP2	Working Capital	$9,213,697.00
Separate Account	Working Capital	$14,986,579.00

CUSIP No. 09069N108 (Common Stock)

Item 4. Purpose of Transaction.

The last paragraph of Item 4 of the Initial 13D is replaced in its entirety with the following:

The Issuer, on one hand, and each of CCP, CCP2 and the Separate Account, on the other hand, entered into a Warrant Agreement on March 9, 2015 to memorialize the terms and conditions of the Warrants. On March 23, 2015, Issuer, on one hand, and each of CCP, CCP2 and the Separate Account, on the other hand, entered into an Addendum to the Warrant Agreement (the “Addendum”).

Pursuant to the terms of the Addendum, CCP, CCP2 and the Separate Account made an aggregate payment to the Company of $483,559 (the “Payment”) in exchange for a reduction in the exercise price of the Warrants in a corresponding per share amount to give effect to the Payment. As a result, the exercise price of the Class A Warrants was reduced to $5.17, and the exercise price of the Class B Warrants was reduced to $6.45. The Company and the Investors agreed to enter into the Addendum to ensure that the transactions reported in the Initial 13D complied with NASDAQ Marketplace Rule 5635(d).

The Filers acquired the Common Shares, Preferred Shares, Warrants and Notes (as defined below) for investment purposes, and such purposes were made in the Filers’ ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Shares, Preferred Shares, Warrants and Notes at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Shares, Preferred Shares, Warrants and Notes, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Common Shares, Preferred Shares, Warrants and Notes, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Shares, Preferred Shares, Warrants and Notes or dispose of all Common Shares, Preferred Shares, Warrants and Notes beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The information relating to the beneficial ownership of Common Shares by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 68,730,871 Common Shares outstanding as of August 5, 2015, as reported in the Issuer’s Form 10-Q filed with the SEC on August 10, 2015.

CUSIP No. 09069N108 (Common Stock)

The Filers effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock by the Filers in the sixty days preceding the filing of this Amendment:

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share
CCP	Purchase	8/20/2015	141,074	$1.78
CCP2	Purchase	8/20/2015	36,654	$1.78
Separate Account	Purchase	8/20/2015	57,279	$1.78
CCP	Purchase	8/21/2015	239,112	$1.82
CCP2	Purchase	8/21/2015	62,085	$1.82
Separate Account	Purchase	8/21/2015	96,703	$1.82
CCP	Purchase	8/24/2015	474,399	$1.88
CCP2	Purchase	8/24/2015	123,165	$1.88
Separate Account	Purchase	8/24/2015	191,939	$1.88

Except as set forth in Item 6 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, Preferred Shares or Warrants reported herein.

On August 25, 2015, CCP, CCP2 and the Separate Account purchased in the aggregate $7,360,000 face amount of the Issuer’s 8.875% Notes due 2021 (CUSIP No. 09069NAF5) (the “Notes”) for a net settlement amount of $5,561,987.78, which includes accrued interest of $23,587.78. These purchases were made in open-market transactions.

The information in Items 4 and 6 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, Preferred Shares and Warrants. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM.

The information in Item 4 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 is supplemented with the following:

Exhibit No.	Description

6.	Addendum to the Warrant Agreement, dated March 23, 2015, by and among Bioscrip, Inc., Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., and Blackwell Partners, LLC, Series A (filed as Exhibit 10.3 to the Issuer’s Form 8-K/A filed on March 24, 2015 and incorporated herein by reference).

CUSIP No. 09069N108 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2015

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Christopher Shackelton	By:	/s/ Christopher Shackelton
	Christopher Shackelton, Manager		Christopher Shackelton, Manager

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Christopher Shackelton	By:	/s/ Christopher Shackelton
	Christopher Shackelton, Manager		Christopher Shackelton, Manager

CHRISTOPHER SHACKELTON		ADAM GRAY

		By:	Christopher Shackelton

/s/ Christopher Shackelton		By:	/s/ Christopher Shackelton
Christopher Shackelton			Christopher Shackelton, Attorney-in-fact